THE RBB FUND TRUST 485APOS

Exhibit 99(d)(64)

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of June 1, 2026 by and between Clearbrook Investment Consulting LLC (the “Adviser”), a Delaware limited liability company, and The RBB Fund Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Appendix A hereto (each, a “Fund” and, collectively, the “Funds”).

WITNESSETH:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Adviser desires to limit each Fund’s Expenses (as such term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. The Adviser hereby agrees to limit each Fund’s current Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the investment advisory or management fee detailed in the Advisory Agreement, any other expenses described in the Advisory Agreement, but does not include acquired fund fees and expenses, 12b-1 fees (if any), brokerage commissions, extraordinary items, interest or taxes.

3. Term. This Agreement shall become effective on the date specified herein for an initial term running through December 31, 2027 and for consecutive one-year terms thereafter, subject to annual approval by the Board of Trustees of the Trust, unless sooner terminated as provided in Paragraph 4 of this Agreement.

4. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of any one-year term by providing sixty (60) days’ written notice to a Fund, without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to a Fund, if the Advisory Agreement is terminated with respect to such Fund, with such termination effective upon the effective date of the Advisory Agreement’s termination for that Fund.

5. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND TRUST, on behalf of its series, listed on Appendix A hereto

By:	/s/ Steven Plump

Name: Steven Plump

Title: President

CLEARBROOK INVESTMENT CONSULTING LLC

By:	/s/ Elliott Wislar

Name:  Elliott Wislar

Title:    Chairman

APPENDIX A

Fund	Expense Limitation	Initial Term Ending Date
MUFG Japan Small Cap Active ETF	1.00%	December 31, 2027